Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

LEI:  213800QNZ22GS95OSW84

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

21 March 2018

GKN plc (“GKN”)
Rebutting Melrose’s misleading statements

As we approach the conclusion of this hostile takeover attempt, the Board of GKN wishes to ensure that shareholders have the correct and complete information, and are not influenced by misleading statements made by Melrose Industries PLC (“Melrose”) as part of its highly opportunistic offer. We are therefore setting out the facts versus Melrose’s claims.

On the Dana deal…

Melrose claims the Dana transaction is a “hasty and ill-thought-through transaction”

•	GKN has considered a combination with Dana Incorporated (“Dana”) for a number of years. Most recently, Dana approached GKN to discuss a combination in late 2017 before Melrose had made its approach
•
The combination brings together two highly complementary businesses creating a global leader in light vehicle drivetrain systems and one of the largest powertrain suppliers worldwide. The combined group (“Dana plc”) will be a leader across key mobility markets with a portfolio balanced across the passenger car, light truck, off-highway and commercial vehicle segments

•
GKN shareholders will receive 47.25% of a world leading vehicle drive systems business, with a standard listing on the London Stock Exchange, and in addition GKN will receive cash proceeds, net of £0.8 billion of pension deficit transfer, of £1.2 billion

Melrose claims the Dana transaction has been proposed “prior to any improvement made for the benefit of GKN shareholders”

•
The combination of GKN Driveline and Dana values GKN Driveline at a highly attractive 2017 EV / EBITDA multiple of 7.5x, with GKN shareholders owning 47.25% of the combined business and enjoying the benefits of expected future value creation

•
Following the Dana combination, GKN shareholders will not only continue to have access to the expected Boost benefits from Driveline, but will also share in the significant run-rate synergies of $235 million[1] (£170 million) per annum resulting from the combination

Melrose claims the Dana combination “forces GKN shareholders, if they are so able, to accept shares in a foreign listed company... Many GKN Shareholders will have no alternative but to sell these shares”

•
Dana plc’s standard listing on the London Stock Exchange will make it possible for more of GKN’s shareholders to participate in the expected synergies and value creation opportunity from the combined business

•	Dana’s decision to implement a standard listing followed extensive discussions with GKN’s shareholders

Melrose claims the Dana combination would “involve a lengthy and uncertain completion process”

•	Based on extensive analysis, both GKN and Dana are confident that regulatory approvals will be forthcoming and that the transaction will complete by the end of 2018
•	The combination with Dana does not require CFIUS clearance

On Strategy for GKN Aerospace…

Melrose claims GKN has “adopted many of the ideas” for its Aerospace business which Melrose set out in its initial approach

•
GKN Aerospace identified opportunities to unlock further value back in 2017 and is already well underway with fixing US sites and moving to a Global Operating Model. GKN Aerospace is now positioned to deliver value to shareholders for decades

•	Melrose has so far failed to disclose any plans for GKN’s Aerospace business; it is difficult to understand how they can claim GKN copied anything

On Research and Development…

Melrose claims GKN’s “expensed R&D spend [is] approximately half of Melrose’s”

•	Melrose claims to have invested more than £230 million in R&D in Nortek and Elster over the past five years
•	In 2017 alone, GKN expensed more than £262 million in R&D

On Management…

 Melrose claims it has “the best team to realise GKN’s full potential”

•	Melrose is a novice in automotive. It has no experience as a tier one supplier and has nowhere near the experience of the combined Dana management team and the senior GKN Driveline team
•
Melrose is little better placed in aerospace. Melrose has minimal experience in aerospace as well and has not been in the industry since it sold its component business, McKechnie Aerospace, in 2007 after less than two years of ownership. Its lack of knowledge is evidenced by its attempts to deal with GKN’s major customers. The statement from Airbus last week demonstrates the importance of investing in long-term relationships with global OEM customers

Melrose claims “Our track record shows Melrose is the right steward for GKN”

•	Melrose has minimal track record in aerospace and automotive
•
Melrose also has a poor track record in cyclical industries. Operating profit at Brush, Melrose’s highly cyclical business, has declined by over 75% between 2012 and 2017, and in February 2018 Melrose announced a £145 million write down of the carrying value of Brush

On Pensions…

Melrose claims “GKN has substantially reduced its annual contributions to the schemes”

•	GKN’s cash contributions to its defined benefit pension schemes and retiree medical arrangements increased from £100 million in 2015 to £121 million in 2016 and to £344 million in 2017

Melrose claims “GKN Aerospace [would be] burdened by a disproportionate, and very substantial, amount of gross pension liabilities”

•
Following the Dana transaction and the binding agreement reached with the UK pension trustees (the “Trustees”), GKN has agreed actions to approximately halve the pension liabilities of the group’s schemes, wholly eliminate the UK IAS 19 deficit and substantially reduce the future volatility of the remaining UK schemes

•	GKN’s Trustees have confirmed that these actions “provide appropriate mitigation to the Schemes and that they are in the best interests of the Schemes’ members”
•	The stand-alone Aerospace business is expected to retain an investment grade credit rating with conservative leverage ratios

Melrose claims GKN has agreed a “£528 million deficit reduction package… alongside the proposed sale to Dana”

•
As part of its binding agreement with the Trustees, GKN has agreed to contribute £625 million into the UK schemes and Dana has agreed to a further £124 million, implying a total contribution of £749 million

Melrose claims “Melrose is an impeccable steward of pension schemes”

•	A month ago, Melrose indicated that its plan to pay £150 million into the pension scheme should be sufficient
•	Now it appears to have unveiled a £1 billion plan that would achieve less than GKN’s own agreement with the Trustees, at a greater cash cost which would erode shareholder value
•
It is remarkable that, eleven weeks since the start of their hostile takeover approach, Melrose has yet to reach agreement with the Trustees. Agreeing appropriate arrangements in short order would surely have been a priority for any responsible custodian of pensioners’ interests

Commenting, Anne Stevens, Chief Executive of GKN plc, said:

“Our shareholders have an important choice to make, and we believe an independent GKN is the right choice. We are confident our new strategy will maximise the value of GKN and we are working with urgency to deliver it.

“In scale and nature, GKN is completely different from any business Melrose has ever bought. Melrose lacks the knowledge and experience to manage GKN successfully and has absolutely no plan for the business. Melrose is the high-risk choice. Melrose’s offer does not come close to reflecting GKN’s true value and I urge shareholders to reject it.”

Notes

1 Annual run-rate synergies of $235 million expected by the end of the third year following completion. This statement includes a quantified financial benefits statement in relation to the Proposed Transaction which has been reported on for the purposes of the City Code on Takeovers and Mergers (the “City Code”) (see Appendix).

Sources and bases:

1.1	The sources for Melrose’s misleading statements referred to in this announcement are set out below:

(A)
the reference to Melrose claiming that the Dana transaction is “hasty and ill-thought- through” is based on Melrose’s announcement entitled “Increased and Final Offer for GKN plc by Melrose Industries plc” released on 12 March 2018 (the “Melrose Final Offer Announcement”);

(B)
the reference to Melrose claiming that the Dana transaction has been proposed “prior to any improvement made for the benefit of GKN shareholders” is sourced from Melrose’s announcement entitled “Statement regarding GKN plc announcement” released on 9 March 2018;

(C)
the reference to Melrose claiming that the Dana combination “forces GKN shareholders, if they are so able, to accept shares in a foreign listed company... Many GKN Shareholders will have no alternative but to sell these shares” is sourced from the Final Offer Announcement;

(D)
the reference to Melrose claiming that the Dana combination would “involve a lengthy and uncertain completion process” is sourced from Melrose’s announcement entitled “Statement re Final Offer for GKN plc” released on 19 March 2018 (the “Melrose Statement re Final Offer Announcement”)

(E)
the reference to Melrose claiming that GKN has “adopted many of the ideas” for its Aerospace business which Melrose set out in its initial approach is sourced from the Melrose Final Offer Announcement;

(F)	the reference to Melrose claiming that GKN’s “expensed R&D spend [is] approximately half of Melrose’s” is sourced from the Melrose Final Offer Announcement;

(G)	the reference to Melrose claiming that Melrose is “the best team to realise GKN’s full potential” is sourced from the Melrose Final Offer Announcement;

(H)
the reference to Melrose claiming that “Our track record shows Melrose is the right steward for GKN” is sourced from Melrose’s letter to the Chair of the Business, Energy and Industrial Strategy Select Committee dated 13 March 2018 (the “BEIS Letter”);

(I)	the reference to Melrose claiming that “GKN has substantially reduced its annual contributions to the scheme” is sourced from the BEIS Letter;

(J)
the reference to Melrose claiming that “GKN Aerospace [would be] burdened by a disproportionate, and very substantial, amount of gross pension liabilities” is sourced from the Melrose Final Offer Announcement;

(K)	the reference to Melrose claiming that GKN has agreed “a £528 million deficit reduction package…alongside the proposed sale to Dana” is sourced from the Melrose Statement re Final Offer Announcement.

(L)	the reference to Melrose claiming that Melrose is “an impeccable steward of pension schemes” is sourced from the Melrose Final Offer Announcement; and

1.2
The references to GKN shareholders receiving a 47.25% equity stake in a combination between GKN Driveline and Dana and receiving cash proceeds of £1.2bn net of pension transfers are sourced from GKN’s announcement entitled “Proposed combination of GKN Driveline and Dana” released on 9 March 2018 (the “GKN Dana Announcement”).

1.3
The reference to the combined GKN Driveline and Dana business having a standard listing on the London Stock Exchange is sourced from Dana’s announcement entitled “Dana Incorporated Confirms Plans for Secondary Listing of New Company on London Stock Exchange” released on 19 March 2018.

1.4
The reference to the £0.8 billion pension deficit transfer is sourced from the GKN Dana Announcement and references the £818 million of pre-tax IAS 19 deficit which will be transferred to Dana plc as part of the Dana transaction.

1.5
The reference to the Dana transaction valuing GKN Driveline at a 2017 EV / EBITDA multiple of 7.5x is calculated by dividing the headline consideration for GKN Driveline of £4.4bn ($6.2bn converted as at 8 March 2018) as stated in the GKN Dana Announcement by the GKN Driveline 2017 Management EBITDA of £588m (as stated in the GKN Dana Announcement).

1.6
The reference to Melrose’s claim to have invested more than £230m in R&D in Nortek and Elster over the past five years is sourced from page 6 of Melrose’s final offer document published on 13 March 2018 (the “Final Offer Document”).

1.7
The reference to GKN’s expensed R&D of £262m in 2017 is sourced from GKN’s announcement entitled “GKN 2017 Results Announcement for the year ended 31 December 2017” released on 27 February 2018 (the “GKN Results Announcement”).

1.8
The reference to Melrose’s minimal experience in aerospace is based on the period of its ownership of McKechnie Aerospace: it completed the acquisition of the McKechnie Group, of which McKechnie Aerospace was a part, on 26 May 2005, and completed the disposal of McKechnie Aerospace on 14 May 2007.

1.9
The Airbus statement referred to is the statement by Tom Williams, Chief Operating Officer of Airbus’s commercial aircraft divisions, quoted in the article entitled “Airbus warns Melrose on potential takeover of GKN” published by the Financial Times on 14 March 2018.

1.10
The reference to Melrose having minimal track record in Aerospace and Automotive is based on Melrose only having owned two businesses with exposure to aerospace and automotive markets: Dynacast and McKechnie. Melrose sold Dynacast in 2011. Melrose’s other businesses are not or have not been significantly exposed to aerospace or automotive markets. As set out in GKN’s second response circular published on 12 March 2018 (and sourced and based in paragraph 5.41 of appendix 1 thereto), cumulative combined revenue for these two businesses during their entire period of ownership was £2.2bn.

1.11	The reference to Brush’s operating profit declining by over 75% between 2012 and 2017 is based on:

(A)	2012 operating profit of £77.9m sourced from page 109 of Melrose’s 2013 annual report; and

(B)	2017 operating profit of £17.5m sourced from slide 19 of Melrose’s 2017 results presentation on 20 February 2018.

1.12
The reference to the £145m impairment of Brush assets is based on an impairment of £144.7m rounded to three significant figures sourced from Melrose’s announcement entitled “Audited Results for the Year Ended 31 December 2017” released on 20 February 2018 .

1.13	The references to GKN’s cash contributions to its defined benefit pension are sourced as follows:

(A)	the cash contributions of £100m in 2015 and £121m in 2016 are sourced from page 37 of GKN’s 2016 Annual Report; and

(B)	the cash contribution of £344m in 2017 is sourced from the GKN Results Announcement.

1.14	The reference to GKN having agreed actions to approximately halve the pension liabilities of the group’s schemes is based on:

(A)
gross liabilities of GKN Aerospace’s total global schemes post-actions of £2,210m sourced from GKN’s announcement entitled “Statement re pensions schemes” released 20 March 2018 (the “GKN Pension Announcement”); calculated as a percentage of

(B)	gross liabilities of GKN today of £4,318m sourced from the GKN Pension Announcement,

which equals approximately 51%.

1.15	The reference to GKN having agreed actions to wholly eliminate the UK IAS 19 deficit is sourced from the GKN Pension Announcement.

1.16
The reference to GKN’s Trustees having confirmed that the proposed arrangements by GKN provide appropriate mitigation to the pension schemes is sourced from GKN’s Trustees’ announcement on 12 March 2018.

Contacts:

GKN plc
Guy Stainer, Investor Relations Director
Tel: +44 (0)20 7463 2382

FTI Consulting
Andrew Lorenz / Richard Mountain
Tel: +44 (0)203 727 1340

Gleacher Shacklock (Financial Adviser to GKN plc)
Tim Shacklock, Dominic Lee, Tom Quinn
Tel: +44 (0)20 7484 1150

J.P. Morgan Cazenove (Financial Adviser and Corporate Broker to GKN plc)
Robert Constant, Dwayne Lysaght, Stephen Smith
Tel: +44 (0)20 7742 4000

UBS (Financial Adviser and Corporate Broker to GKN plc)
Hew Glyn Davies, James Robertson, Jonathan Retter
Tel: +44 (0)20 7567 8000

Further information

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Gleacher Shacklock LLP ("Gleacher Shacklock"), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively as financial adviser to GKN and no  one else in connection with the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the subject matter of this announcement or any other matter referred to herein.

J.P. Morgan Securities plc (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to any matter referred to herein.

UBS Limited ("UBS") is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the consideration of a proposed acquisition by Melrose and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of this announcement or any transaction, arrangement or other matter referred to herein.

No profit forecasts or estimates

No statement in this announcement is intended as a profit forecast or estimate for any period.

In accordance with Rule 27.2(d) of the City Code, the directors of GKN (the “Directors”) confirm that:

•	the estimate for the RRSP derived net cash inflow for the year ended 31 December 2017 (the “Cash Flow Estimate”);
•	the forecast for the RRSP derived net cash inflow for the year ending 31 December 2018 (the “Cash Flow Forecast”); and
•	the forecast for the RRSP derived net cash inflow for the years ending 31 December 2019-2055 (the “Long Run Cash Flow Forecast”),

each of which as set out in the announcement made by GKN entitled “GKN Aerospace: Generating value for decades to come” on 27 February 2018 (the “GKN Aerospace Announcement”), remain valid.

Each of KPMG LLP (“KPMG”), Gleacher Shacklock, J.P. Morgan Cazenove and UBS has also confirmed to GKN that the report that they previously produced in connection with the Cash Flow Estimate and Cash Flow Forecast (as set out in Parts B and C of Appendix 2 to the GKN Aerospace Announcement) continues to apply.

Boost Quantified Financial Benefits Statement

Unless otherwise stated, no statement in this announcement is intended as a quantified financial benefits statement.

In accordance with Rule 27.2(d) of the City Code, the Directors confirm that the quantified financial benefits statement arising in connection with GKN’s new strategy and transformation plan along with its cash improvement initiative as set out in Appendix 2 to the announcement dated 14 February 2018 made by GKN entitled “Moving GKN to world class financial performance” (a copy of which is available on the GKN website) (the “GKN Strategy Announcement”) (together, the “Boost Quantified Financial Benefits Statement”) remains valid.

Each of KPMG, Gleacher Shacklock, J.P. Morgan Cazenove and UBS has confirmed to GKN that the report that they previously produced in connection with the Boost Quantified Financial Benefits Statement (as set out in Parts B and C of Appendix 2 to the GKN Strategy Announcement) continues to apply.

The Boost Quantified Financial Benefits Statement relates to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies and which may in some cases be subject to consultation with employees or their representatives. The targets, cost savings and efficiency gains referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Boost Quantified Financial Benefits Statement is the responsibility of GKN and the Directors.

Synergies Quantified Financial Benefits Statement

The Synergies Quantified Financial Benefits Statement referred to in the Appendix to this announcement relates to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies and which may in some cases be subject to consultation with employees or their representatives. The anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the proposed combination of Dana and GKN Driveline (the “Proposed Transaction”) referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Synergies Quantified Benefits Statement is the responsibility of GKN and the Directors.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you  are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be published on the GKN website (www.gkn.com) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Cautionary Statement – other matters

This announcement contains forward looking statements in relation to matters other than the agreement between GKN and Dana on the Proposed Transaction which are made in good faith based on the information available at the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated.

Cautionary statement – Proposed Transaction

This announcement contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this announcement may include statements about the expected effects of the Proposed Transaction on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to Completion and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals  of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND DANA PLC. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.

APPENDIX

SYNERGIES QUANTIFIED FINANCIAL BENEFITS STATEMENT

The statements in this announcement labelled by way of a footnote as including a quantified financial benefits statement in relation to the anticipated cost synergies, capex synergies, associated one-off costs and phasing of both the synergies and/or one-off costs which may arise from the Proposed Transaction include “quantified financial benefits statements” for the purposes of Rule 28 of the City Code, which have been reported on previously (as set out in the final section of this Appendix) in accordance with the requirements of the City Code in the following form (the “Synergies Quantified Financial Benefits Statement”):

“The cost synergy benefits of the proposed merger are expected to deliver annualised cost savings run rate of $235m by the end of the third year post completion. These benefits are in addition to the Driveline benefits expected as part of Project Boost, and have no material impact on the overall  Boost benefits statement, announced on 14th February 2018. The run rate at the end of Year One is expected to be approximately 40%, with approximately 71% achieved by the end of Year Two.

Expected synergy benefit (run rate) ($ million)

	Year 1	Year 2	Year 3

Procurement	45	84	112	48%

Manufacturing	19	41	75	32%

SG&A	31	41	48	20%

	95	166	235

	40%	71%	100%

Almost half (48%) of the recurring cost synergy benefits are driven by economies of scale and best practice in direct and indirect procurement. Manufacturing footprint optimisation and manufacturing excellence programmes account for just under a third of the benefit (32%), with the remainder through functional excellence and the removal of duplicate SG&A.

Dis-synergies have been considered in quantifying the net impact of the synergy benefits and are not expected to be material.

We estimate that the programme will require cash one-off costs to achieve in the range of $250m to $300m with around 60% incurred in Year One, 30% incurred in Year Two and the remainder in Year Three.”

The Directors confirm that the Synergies Quantified Financial Benefits Statement remains valid and has been properly compiled on the basis of the assumptions contained below.

Bases of belief, assumptions and sources

The following approach and sources have been utilised in developing the Synergies Quantified Financial Benefits Statement:

•	Both GKN and Dana have announced an agreed synergy case (the “Announced Case”) including ongoing cost synergies, associated one-off costs and phasing of both the synergies and one-off costs.
•
Management of the GKN Driveline business (“GKN Driveline”) has estimated the potential ongoing cost synergies, and associated one-off costs of realisation resulting from the proposed combination of GKN Driveline with Dana, and subsequent integration with Dana to arrive at an internal base case (the “Base Case”). The Announced Case represents the synergy case post a contingency.

•	Separately, Dana management has also undertaken an exercise to estimate these potential benefits.
•	Additionally, GKN Driveline management has developed an internal stretch case which estimates incremental potential synergy benefit in excess of the Base Case.
•	In developing the synergy case, GKN Driveline has involved functional management in relation to key areas of potential synergy (procurement, manufacturing, SG&A).
•
In developing the GKN Driveline synergy case, GKN Driveline management held working sessions with Dana’s CFO, functional management relating to key synergy areas and synergies advisers (Roland Berger). During these sessions, potential areas of synergy, key assumptions to underpin each area and key baseline information have been tested and confirmed.

•	GKN Driveline management has, where possible, identified a cost and/or FTE baseline from which to base and contextualise the benefits estimates. This is primarily based on FY17 full year actuals.
•
In seeking to develop an addressable baseline for synergies purposes relating to both GKN Driveline and Dana, GKN Driveline management has made adjustments to reflect non-addressable items including in-flight change programmes (Project Boost and Dana’s synergies from prior acquisitions yet to be realised), standalone cost adjustments expected upon GKN Driveline’s separation from GKN and business units deemed non-addressable due to limited overlap.

•
Where possible, estimated benefits and costs have been calculated on a bottom-up basis, however in circumstances where data has been limited, estimates and assumptions have been made by GKN Driveline management.

•
Key sources of information used to develop the synergy case include: FY17 financial results for both GKN Driveline and Dana; information from GKN Driveline management’s Hyperion system; supporting analysis and management information from GKN Driveline and GKN Group; discussions with GKN Driveline management by Dana management; the Dana management synergy paper (developed with support from advisors Roland Berger); Dana management information provided through the Virtual Data Room and associated Q&A process.

•	Potential areas of dis-synergy have been considered and GKN Driveline management do not believe that any will arise.
•	Potential revenue and working capital synergies have not been modelled or included in GKN Driveline management’s synergy case.
•	Assumed to be no significant changes in macro-economic conditions.
•	Estimates of ongoing cost synergies, and one-off costs have been phased over a three year period.
•	The exchange rate used to convert between USD and GBP is 1.35 (GKN’s 2018 Budget rate).

Reports

As required by Rule 28.1(a) of the City Code, KPMG, as reporting accountant to GKN, and Gleacher Shacklock and J.P. Morgan Cazenove as financial advisers to GKN, have provided the reports  required under that Rule.

Copies of these reports are included in Parts B and C of Appendix 3 to the announcement entitled “Proposed combination of GKN Driveline and Dana” dated 9 March 2018 (a copy of which is  available on the GKN website). Each of KPMG, Gleacher Shacklock and J.P. Morgan Cazenove has  also confirmed to GKN that the report that they previously produced in connection with the Synergies Quantified Financial Benefits Statement continues to apply.

Notes

1. The statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. No statement in the Synergies Quantified Financial Benefits Statement, or this announcement generally, should be construed as a profit forecast or interpreted to mean that the earnings of the new combined business arising from the Proposed Transaction (the “Combined Group”) in the full first full year following the Proposed Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of GKN and/or Dana for the relevant preceding financial period or any other period.

2. Due to the scale of the Combined Group, there may be additional changes to the Combined Group's operations. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

3. In arriving at the Synergies Quantified Financial Benefits Statement, the GKN Directors have assumed that:

a.	there will be no significant impact on the underlying operations of either business as a result of the Proposed Transaction;

b.	there will be no material impact on the Combined Group arising from any decisions made by competition authorities;

c.
there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which in the Combined Group operates which will materially impact on the implementation of or costs to achieve the proposed cost savings; and

d.	there will be no material change in exchange rates.